Exhibit 99.1

For immediate release

PreMD Previews Fiscal 2005 Results and Provides Outlook for 2006

•	Definitive heart attack data for PREVU* anticipated
•	Major milestones expected in 2006, including second product approval (PREVU* LT) and additional regulatory claims for PREVU* POC
•	Conclude strategic partnership for cancer products
•	Potential to break even by end of 2006

Toronto, Ontario (March 14, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today previewed financial results for the fourth quarter and fiscal year ended December 31, 2005 (unaudited) and provided investors with an operating update and outlook for fiscal 2006.

“Last year we advanced our business significantly on a number of fronts,” said Dr. Brent Norton, President and Chief Executive Officer. “We focused on expanding the market opportunity for PREVU*, launching two major clinical trials to broaden PREVU*’s regulatory claims. The first trial is examining PREVU*’s ability to assess risk of heart attack. The second is evaluating the efficacy of PREVU* LT in the life insurance industry. Additionally, we showcased PREVU* to scientific thought leaders through eight peer-reviewed scientific presentations and publications, and McNeil Consumer Healthcare completed its first sales of PREVU* in the U.S. and Canada.  Likewise, we took important strides with our cancer portfolio, including the start of new studies with ColorectAlert™ and our breast cancer test.”

“On the financial front, we are pleased to report that we achieved nearly $1 million in revenue in the fourth quarter - - the highest in the company’s history - - and $1.6 million in revenue for the year, also a record high,” said Dr. Norton. “We expect fiscal 2006 to be a very productive year as we conclude several of our clinical and development initiatives for our skin sterol technology and cancer portfolio. At the same time, we expect additional revenues and milestone payments related to the successful completion of our strategic objectives. As these goals are achieved, we expect to move towards breaking even, possibly by the end of 2006.”

Fiscal 2006 Objectives

(1)  Achieve regulatory clearance for PREVU* LT to enable marketing launch
•	Complete the life insurance industry study (PREPARE) with PREVU* LT Skin Sterol Test, the lab-processed format of the technology, during the second quarter; and
•	Seek regulatory clearance for PREVU* LT in the U.S., Canada and Europe;

(2)  Achieve new regulatory claim for PREVU* in U.S. as a tool to predict risk of heart attack
•	Complete the 600-patient PASA study; and
•
Seek new regulatory claim for PREVU* POC and PREVU* LT for risk assessment of heart attacks and strokes, which would create exciting new opportunities for the technology and position PREVU* as the only cost-effective tool to predict who is going to have a heart attack, something that simple blood cholesterol tests cannot do.

(3)  Complete analysis of new LungAlert™ data
•	Complete analysis of data from 1,000 patients in the International Early Lung Cancer Action Program (I-ELCAP) clinical trial and submit for publication; and
•	Expand participation in I-ELCAP to additional sites to enhance data for a future FDA submission.

(4)  Drive cancer clinical program
•	Complete pivotal study for the breast cancer test at the University of Louisville; and
•	Initiate an additional clinical trial for ColorectAlert™.

(5)  Conclude a strategic partnership for PreMD’s cancer products

PREVU* Commercialization Update

McNeil completed its first sales of PREVU* in 2005 and is continuing to advance initiatives in targeted segments of the risk assessment market as well as the life insurance industry.

Throughout 2006, McNeil will continue to showcase PREVU* POC to cardiologists and other medical professionals through conferences in major world markets, including the recent American College of Cardiology annual meeting, as well as the annual conferences of the European Society of Cardiology and Canadian Cardiovascular Society later this year.
McNeil will also continue to promote PREVU* directly to specific health care programs and providers, including screening clinics where cardiovascular risk assessment is conducted. Additionally, McNeil has implemented a strategy for reimbursement in the U.S. and expects to make a formal reimbursement application in 2006. McNeil is also evaluating its reimbursement strategy in each of the various provinces of Canada.

In spring 2006, McNeil plans to extend the previously announced pilot program in Quebec targeting customers of a major North American retail chain. If successful, it is currently anticipated that the program, which is being conducted in on-site pharmacies or clinics, will be extended to additional locations. McNeil will launch a similar program with another retailer in the United States this month.

Another important focus for McNeil in 2006 is the occupational health market, which includes employee health fairs and programs. McNeil is also evaluating opportunities in the alternative health market, which includes natural health clinics.

In the life insurance testing market, McNeil is continuing to meet with life insurance companies to prepare for the launch of PREVU* LT. McNeil has established an industry Advisory Board to help guide marketing activities and will be once again exhibiting the product in October at the annual Association of Home Office Underwriters (AHOU) meeting. Additionally, McNeil plans to initiate a pilot program in Ireland with a tele-underwriting firm that conducts interviews by phone with candidates for life insurance. When required, candidates are referred to a pharmacy to undergo select tests, including PREVU* POC.

Patent Update

In February 2006, PreMD filed a request for reconsideration with the U.S. Patent and Trademark Office (U.S. PTO) regarding its decision in December 2005 not to reinstate two U.S. skin sterol patents. PreMD has authorized legal action against its former law firm, which was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.

Fiscal 2005 Overview

For the year ended December 31, 2005, PreMD recorded revenue of $1,579,000, consisting of $426,000 in product sales to McNeil and $1,153,000 in license revenue.

Expenses for the year increased marginally from fiscal 2004, reflecting higher research and development costs related to clinical trials and product development as well as the interest expense related to the convertible debentures issued in August 2005. However, general and administration expenses in the fourth quarter of fiscal 2005 decreased approximately 30% from recurring expenses in the fourth quarter of fiscal 2004.

As at December 31, 2005 PreMD had cash, cash equivalents and short-term investments totaling $8,679,000 ($5,196,000 as at December 31, 2004). Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, PreMD’s existing cash resources together with the investment tax credits receivable of $200,000 will be sufficient to meet our current operating and capital requirements through at least 2008.

PreMD will file complete audited financial results on March 31, 2006.

Conference Call and Webcast
PreMD will hold a conference call and webcast tomorrow, March 15, 2006, at 10 a.m. ET. To access the conference call, please dial 416-644-3425 or 1-800-814-3911. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until March 24, 2006, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21180267#.

About PreMD Inc.
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Sarah Borg-Olivier	Ron Hosking
Director, Communications	Chief Financial Officer
T: (416) 222-3449	T : (416) 222-3449
sbolivier@premdinc.com	rhosking@premdinc.com